December 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Sherry Haywood
Erin Purnell

Re:	Globis Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 7, 2020
File No. 333-250939

Ladies and Gentlemen:

This letter is submitted on behalf of Globis Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 8, 2020 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on December 7, 2020 (the “Registration Statement”). For ease of reference, the comment in the Staff’s letter is reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Form S-1 filed December 7, 2020

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 29

1.	We note that your exclusive forum provision in Article Ninth of your Amended and Restated Certificate of Incorporation filed as exhibit 3.2 is revised from Article XI of your Certificate of Incorporation filed as exhibit 3.1. If Article Ninth of exhibit 3.2 does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also ensure that your disclosure here and in the Exclusive Forum for Lawsuits section on page 72 is consistent with the language in Article Ninth of your Restated Certificate of Incorporation filed as exhibit 3.2.

The Company acknowledges the Staff’s comment and has revised Exhibit 3.2 to the Registration Statement accordingly.

Item 16. Exhibits and Financial Statement Schedules, page II-5

2.	We note that the form of warrant agreement filed as exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

The Company acknowledges the Staff’s comment and has revised pages 22 and 71 of the Registration Statement accordingly. In addition, the Company has revised Section 9.3 of Exhibit 4.4 to the Registration Statement to provide that such provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Paul Packer, Chief Executive Officer, Globis Acquisition Corp.
Rick Werner, Esq., Haynes and Boone LLP